

Mail Stop 4546

October 25, 2016

Via E-mail
Mr. David Lawrence
Chief, Business Operations and Principal Accounting Officer
Acorda Therapeutics, Inc.
420 Saw Mill River Road
Ardsley, NY 10502

      Re: Acorda Therapeutics, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2015
             Filed February 29, 2016
             Form 8-K, Item 2.02
             Furnished April 28, 2016
             File No. 000-50513

Dear Mr. Lawrence:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Sharon M. Blume

                            Sharon M. Blume
                            Accounting Branch Chief
                            Office of Healthcare and Insurance